

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2025

Daniel Wagner
Chief Executive Officer
Rezolve AI plc
21 Sackville Street
London, W1S 3DN

> **Re: Rezolve AI plc**
> **Registration Statement on Form F-3**
> **Filed September 26, 2025**
> **File No. 333-290523**

Dear Daniel Wagner:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten at 202-551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Penny Minna, Esq.